UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 _____ AND ENDING 12/31/2025 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Timbrel Capital, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2200 Century Pkwy NE, Suite 500

(No. and Street)

Atlanta	GA	30345
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anna Tatum	678-954-4028	atatum@timbrel.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP

(Name – if individual, state last, first, and middle name)

66 Hudson Blvd E, Suite 2200	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anna Tatum _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Timbrel Capital, LLC _____, as of March 27 _____, 2 026 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Anna Tatum _____ Digitally signed by Anna Tatum
Date: 2026.03.27 13:29:12 -04'00'

Title:

Chief Accounting Officer _____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Timbrel Capital, LLC
Financial Statements
December 31, 2025

Timbrel Capital, LLC
Financial Statements
Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Timbrel Capital, LLC
Atlanta, GA

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Timbrel Capital, LLC (the "Company") as of December 31, 2025, the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule 2 – Additional Notes (collectively, the "supplemental information"), has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

Baker Tilly US, LLP

We have served as the Company's auditor since 2025.

New York, New York
March 27, 2026

Timbrel Capital, LLC
Balance Sheet
As of December 31, 2025

Cash	$ 103,089
Prepaid expenses	20,871
Right of use asset	5,612
Total assets	$ 129,572
Liabilities and Member's Equity	
Liabilities:	
Commissions and fees payable	$ 55,075
Due to affiliate	6,975
Lease liability	6,338
Total liabilities	68,388
Member's equity	61,184
Total liabilities and member’s equity	$ 129,572

The accompanying notes are an integral part of these financial statements

Timbrel Capital, LLC
Statement of Operations
For the Year Ended December 31, 2025

Revenues:	
Commissions and fees	$ 168,350
Other income	5,700
	174,050
Expenses:	
Commissions and fees	136,010
Regulatory fees	19,103
Personnel costs	12,000
Professional fees	26,175
Rent	2,583
Other	1,614
	197,485
Net Loss	$ (23,435)

The accompanying notes are an integral part of these financial statements

Timbrel Capital, LLC
Statement of Member's Equity
For the Year Ended December 31, 2025

Balance at December 31, 2024	$	34,619
Member contribution		50,000
Net loss		(23,435)
Balance at December 31, 2025	$	61,184

Timbrel Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities:		
Net Loss	$	(23,435)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Amortization of right of use asset		2,210
Changes in assets and liabilities:		
Prepaid expenses		586
Commissions and fees payable		55,075
Due to affiliate		4,482
Reduction of lease liability		(2,421)
Accounts payable and accrued expenses		
Net cash provided by operating activities		36,497
Cash flows from financing activities:		
Member contribution received		50,000
Net change in cash		86,497
Cash at beginning of year		16,592
Cash at end of year	$	103,089

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation
Timbrel Capital, LLC (the "Company"), was formed in 2018 as a Limited Liability Company under the laws of the State of Georgia as a wholly owned subsidiary of Timbrel Holdings, LLC ("TH") which is a wholly owned subsidiary of SFA Holdings, Inc ("SFAH"). The Company operates as a Managing Broker Dealer acting as conduit between investment product sponsors and retail broker dealers and their registered representatives who present investment securities to their clients for purchase. In addition, the Company provides consulting services to investment product sponsors and others. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates in Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Disclosures
The Company has one operating segment, broker dealer services.

The Company's Chief Operating Decision Maker (CODM) is the President and CEO who assesses the Company's performance and makes decisions about resource allocation. The CODM regularly uses GAAP income to evaluate the segment's performance and allocate capital. The information regularly provided to the CODM on the segment and expenses align with the categories presented in the Statement of Operations. The total assets presented in the Balance Sheet represent the assets of the reportable segment.

Revenue Recognition
The Company receives commissions for the sale of shares of investment products and records revenue from sales in the period the sale occurred. The Company believes the performance obligation is satisfied when the sale occurred because the underlying purchaser has been identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred.

The Company may also receive a dealer manager fee charged to the product sponsor at the time of the sale of shares of investment products based upon the terms of the underlying agreements with the sponsor. The Company meets its performance obligations at the time of sale, though fees may be earned for the duration of each customer investment.

Other income consists of consulting fees charged to the product sponsor. Consulting fees are earned by the company as it provides various investment product related financial analysis and due diligence support services. The performance obligation is satisfied when these services are performed and are recognized during that period.

Concentrations of Credit Risk
Cash includes interest and non-interest bearing deposits in banks. At times, cash balances may exceed federally insured amounts.

Income Taxes
The Company is a limited liability company disregarded for federal and state income tax purposes and

taxable income and losses are included in the consolidated income tax return of SFAH. The Company does not have any uncertain tax positions.

Right of Use Asset and Lease Liability
The right of use asset represents the Company's right to use office space for the lease term and the lease liability represents the Company's obligation to make lease payments arising from the lease. Rent expense for lease payments is recognized on a straight-line basis over the lease term.

Recently Adopted Accounting Pronouncements
In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires an entity to disclose specific categories in the rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 will be effective for the Company for annual periods beginning after December 15, 2024, though early adoption is permitted. The Company was required to adopt this ASU in 2025; however, the Company is not subject to income taxes and thus this ASU has no material impact on the Company's financial statements.

Accounting Pronouncements Not Yet Adopted
In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires an entity to disclose disaggregated information about certain income statement expense line items. ASU 2024-03 will be effective for the Company for annual periods beginning after December 15, 2026, with early adoption permitted. The Company is still evaluating the impact that ASU 2024-03 will have on its financial statements, but the Company expects the amendments will not require significant changes to its expense disclosures

Note 2: Related Party Transactions

During 2025, the Company paid SFAH rent of $2,794 under a sublease dated April 30, 2014, as amended January 1, 2016 and January 1, 2020 (the "Sublease"). The Sublease automatically renews annually for an additional year unless notice of termination is given by the Company. However, the lease is reasonably assured to be renewed through the termination of the SFAH master lease. During 2025, the Company paid SFAH $12,000 for salaries and benefits. As of December 31, 2025, the Company owes SFAH $6,975.

During 2025, the Company earned commissions of $103,670 and dealer manager fees of $64,680 from an affiliated investment fund, Curated Equities Urban Infill Fund I, LLC ("CEUIFI") and paid out commissions of $103,670 and marketing fees of $32,340 to an affiliated participating broker dealer, The Strategic Financial Alliance, Inc. ("SFA"), for sales of shares of CEUIFI. The Company earned $5,700 of consulting fees from an affiliated sponsor of CEUIFI, Curated Equities ("CE"). The Company paid consulting fees of $5,700 to SFA. At December 31, 2025, the Company owed SFA $55,075 included in commissions and fees payable on the balance sheet.

Note 3: Commitments and Contingencies

As of December 31, 2025, the Company had one Sublease with SFAH for office space under an operating lease agreement. The initial term of the Sublease ended on December 31, 2020, with automatic annual renewals unless terminated. The SFAH master lease has a maturity date of April 30, 2028. The right-of-use asset and lease liability were recognized at lease commencement by calculating the present value of lease payments over the lease term of the SFAH master lease using a discount rate based on the SFAH long-term borrowing rate of 5.25%. The right of use asset and the lease liability were $5,612 and $6,338 as of December 31, 2025, respectively. Total operating lease payments were $2,794 for the year ended December 31, 2025.

Minimum payments under the lease as of December 31, 2025 are as follows:

2026	2,846
2027	2,918
2028	988
Total undiscounted lease payments	6,752
Effect of discounted cash flows	(414)
Total lease liability	$ 6,338

The lease contains provisions for increases in rent resulting from an escalation in building operating expenses above the base year. The Company is also responsible for certain variable operating costs as part of the Sublease. The right of use liability does not include the variable lease costs as they are accounted for separately. There were no variable lease costs in 2025.

Note 4: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The Company's minimum net capital requirement is $5,000. At December 31, 2025, the Company had net capital of $40,313, which was $35,313 in excess of its required net capital. The percentage of aggregate indebtedness to net capital was 155.72% as of December 31, 2025.

Note 5: Subsequent Events

Management evaluates events occurring subsequent to the date of the consolidated financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through March 27, 2026, the date the financial statements were issued.

Supplemental Information

Timbrel Capital, LLC
Schedule 1 - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2025

Total member's equity	$	61,184
Deduct amounts not allowable for net capital:		
Prepaid expenses		20,871
Total member's equity qualified for net capital		40,313
Net capital	$	40,313
Minimum net capital	$	5,000
Minimum net capital based on aggregate indebtedness	$	4,185
Excess net capital	$	35,313
Aggregate indebtedness	$	62,776
Percentage of aggregate indebtedness to net capital		155.72%

Note: There were no material differences between the calculation of net capital per Part II-A of the Focus Report X-17A5 as of December 31, 2025 and the calculation of net capital per the audited financial statements as of December 31, 2025.

Timbrel Capital, LLC
Schedule 2 – Additional Notes
As of December 31, 2025

Statement Regarding the Reserve Requirements and Possession or Control Requirements:

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to (1) receiving transaction-based compensation referring securities transactions to other broker-dealers; and/or (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. The Company does not hold customer funds or securities. As a Non-Covered Firm, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.



Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of Timbrel Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Timbrel Capital, LLC (the Company) stated that the Company does not claim exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) the Company stated that the Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) receiving transaction-based compensation referring securities transactions to other broker-dealers; and/or (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Timbrel Capital, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

Baker Tilly US, LLP

New York, New York
March 27, 2026

Timbrel Capital, LLC
Management's Exemption from Rule 15c3-3
of the Securities and Exchange Commission
As of December 31, 2025

Timbrel Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption from paragraph (k) of 17 C.F.R. 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) receiving transaction-based compensation referring securities transactions to other broker-dealers; and/or (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Timbrel Capital, LLC

I, Anna E. Tatum, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Anna E. Tatum
Chief Accounting Officer
March 27, 2026